

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2022

Kent D. Carstater
Chief Financial Officer
John Marshall Bancorp, Inc.
1943 Isaac Newton Square
Suite 100
Reston, VA 20190

> **Re: John Marshall Bancorp, Inc.**
> **Registration Statement on Form 10-12B**
> **Filed March 4, 2022**
> **File No. 001-41315**

Dear Mr. Carstater:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12B

Lending Services, page 7

1. Please add balancing disclosure to briefly state the most significant risks to your lending activities, including without limitation, the lack of seasoning of your loans, the higher credit risk of your lending focus, and that a significant percentage of your loans are attributable to a relatively small number of borrowers.

2. Please cross reference your tabular presentation of the Company's composition of loans on page 51.

Business
Deposit Activities, page 10

3.   Please balance the discussion of your strengths on page 6 with disclosure here regarding the significant concentrations in your deposit portfolio or provide a cross reference to that risk factor.

Dividends, page 75

4.   We refer to your March 16, 2022 press release that the Board of Directors declared a one-time, special cash dividend of $0.20 per outstanding share of common stock. Please update your disclosure to include this dividend and reconcile disclosure on page 38 that the "board of directors currently intends to retain earnings for the purpose of capitalizing future growth" or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Eric Envall at 202-551-3234 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Scott Richter